Suite 1210 – 885 West Georgia Street
Vancouver, BC V6C 3E8

TSX: SLX

SILVERMEX RECEIVES FINAL COURT ORDER APPROVING PLAN OF ARRANGEMENT

Vancouver, BC, Canada – June 28, 2012 – Silvermex Resources Inc. (“Silvermex”) is pleased to announce that the Supreme Court of British Columbia has issued a final order approving the plan of arrangement (the "Arrangement") under the Business Corporations Act (British Columbia) involving Silvermex and First Majestic Silver Corp. ("First Majestic"). Among other things, the Arrangement provides for the acquisition by First Majestic of all of the issued and outstanding common shares of Silvermex, with each Silvermex shareholder receiving 0.0355 common shares of First Majestic for each Silvermex common share.

The Arrangement is expected to be completed on or about July 3, 2012, subject to customary regulatory consents and other approvals.

Further details regarding the Arrangement are set out in Silvermex's Notice of Annual and Special Meeting and Management Information Circular dated May 22, 2012 which are available at www.sedar.com.

ABOUT SILVERMEX

Silvermex Resources Inc. is a publicly traded mining company focused in Mexico and led by a highly qualified team of professionals from some of the most notable companies in the silver mining sector. The Company’s portfolio of projects ranges from early stage exploration to production. Its core asset is the producing La Guitarra silver-gold mine located in the Temascaltepec Mining District of Mexico.

For more information please visit the Company’s website at www.silvermexresources.com or contact Fiona Grant, Manager, Investor Relations at 604-682-4004.

ON BEHALF OF THE BOARD

“Duane Nelson”

Duane Nelson
CEO & Director

For more information please visit the Company’s website at www.silvermexresources.com or contact Fiona Grant, Manager, Investor Relations at 604-682-4004.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

Except for the statements of historical fact, the information presented in this News Release constitutes "forward-looking statements" or "forward-looking information" within the meaning of Canadian securities legislation. These statements, which include statements relating to the completion of the Arrangement, are based upon certain assumptions made by Silvermex and/or First Majestic with respect to the expected timeline for receipt of outstanding consents and approvals. The forward-looking statements are subject to risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking statements, including any delays in the receipt of consents or approvals. Although Silvermex and First Majestic have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements contained in this News Release and in any document referred to in this News Release.

Forward-looking statements are made based on management's beliefs, estimates and opinions on the date the statements are made and neither Silvermex nor First Majestic undertakes any obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by applicable law.